June 3, 2020

United States Securities and Exchange Commission Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-0506

Re:	Massachusetts Mutual Life Insurance Company (“Depositor”) and its
Massachusetts Mutual Variable Life Separate Account I (“Registrant”)
Post-Effective Amendment No. 9 to Registration Statement on Form N-6
Prospectus Title: MassMutual ElectrumSM (“Electrum”)
File Nos. 333-215823, 811-08075

Dear Sir or Madam:

On behalf of the Depositor and the Registrant, I am submitting for filing, pursuant to Rule 485(a) under the Securities Act of 1933, Post-Effective Amendment No. 9 to the Registration Statement on Form N-6 referenced above.

The purpose of this filing is to reflect the following changes that will apply to Electrum policies issued after August 31, 2020 (the “New Electrum”): (1) an increase to the current Premium Load Charge for premium paid below the Target premium; (2) a decrease to the current Premium Load Charge for premium paid above the Target premium; (3) a decrease to the Minimum Initial Premium; and (4) the current cost of insurance rates for the Term Rider will be equal to the cost of insurance rates for the base policy (for Electrum policies issued on or before August 31, 2020 (the “Existing Electrum”), the current cost of insurance rates for the Term Rider are higher than the cost of insurance rates for the base policy after the 30th policy year).

The Depositor and the Registrant respectfully request selective review of Post-Effective Amendment No. 9 in accordance with Securities Act Release No. 6510 (Feb. 15, 1984).

In support of this request, the Depositor and Registrant note that the Staff reviewed the disclosures in the prospectus and Statement of Additional Information (“SAI”) for Electrum in the Initial Registration Statement on Form N-6 filed on January 31, 2017 (as amended by Pre-Effective Amendment No. 1 filed on May 11, 2017 and Pre-Effective Amendment No. 2 filed on June 14, 2017) and declared effective on June 26, 2017. The Staff also reviewed the disclosures in the prospectus and SAI in Post-Effective Amendment No. 4 to the Registration Statement on Form N-6 filed on August 29, 2019, in which the Depositor and Registrant were granted selective review and which became effective with Post-Effective Amendment No. 6 to the Registration Statement on Form N-6 filed on November 8, 2019. Subsequent post-effective amendments have been filed, the most recent being Post-Effective Amendment No. 8 to the Registration Statement on Form N-6 for Electrum filed on April 28, 2020.

The material differences reflected in the enclosed supplement are as follows:

1.	The current Premium Load Charge for premium paid below the Target premium will increase from 5.55% to 6.55% for New Electrum policies issued after August 31, 2020.
2.	The current Premium Load Charge for premium paid above the Target Premium will decrease from 2.30% to 0.50% for New Electrum policies issued after August 31, 2020.
3.	The Minimum Initial Premium will decrease from an amount equal to 12 times the sum of the monthly charges for the first month to an amount equal to 3 times the sum of the monthly charges for the first month for New Electrum policies issued after August 31, 2020.
4.	A sentence has been added disclosing that the current cost of insurance rates for the Term Rider will be equal to the cost of insurance rates for the base policy for New Electrum policies issued after August 31, 2020, whereas the current cost of insurance rates for the Term Rider are higher than the cost of insurance rates for the base policy after the 30th Policy Year for policies issued on or before August 31, 2020.

Please contact me if you have any questions regarding this filing or if there is anything that I can do to facilitate your review of this filing. I may be reached at (413) 744-6240 or gmurtagh@massmutual.com.

It is proposed that this Post-Effective Amendment become effective sixty days after filing pursuant to paragraph (a) of Rule 485.

Sincerely,

/s/ Gary F. Murtagh
Gary F. Murtagh
Head of MMUS Product and Operations Law
for Massachusetts Mutual Life Insurance Company

Massachusetts Mutual Life Insurance Company (MassMutual), Springfield, MA 01111-0001, and its affiliated companies.